

June 14, 2012

Via E-Mail
Mr. David I. Rainer
President and Chief Executive Officer
CU Bancorp
15821 Ventura Blvd., Suite #100
Encino, CA 91436

>   **Re: CU Bancorp**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed June 4, 2012**
>   **File No. 333-180739**

Dear Mr. Kanas:

We have reviewed your filing and response letter dated June 4, 2012 and have the following comments.

Risk Factors, page 21

1.   We note your response to prior comment 4 and, in particular, the fees payable in consideration of the consummation of this transaction. Please disclose the inherent conflicts of interest that exist for the financial advisors vis-à-vis the issuance of their fairness opinions and compensation for the consummation of the merger.

Exhibits and Financial Statement Schedules, page II-1

General

2.   Please file executed and dated tax and legality opinions with your next amendment or immediately prior to effectiveness.

Exhibits 8.1 and 8.2

3.   We note your qualification beginning on page 2 that "[t]his Opinion is intended to comply with the rules for a 'limited scope opinion'" … We also note your statements that the "Opinion is limited to the federal tax issue addressed in this Opinion" and "[a]dditional issues may exist that could affect the federal tax treatment of the transaction …" The tax opinion should address and express a conclusion for each material federal tax consequence as a result of the transaction, and the staff does not accept the use of terms that imply the author of the opinion may be omitting a material tax consequence.

Please refer to Section III.C.1 of Staff Legal Bulletin No. 19, and revise accordingly.

4.   Please remove the assumption that the acquisition will "comply with all applicable laws in order to constitute a merger." This appears to be a legal conclusion underlying the tax opinion and, as such, it cannot be assumed. Please refer to Section III.C.3 of Staff Legal Bulletin No. 19, and revise accordingly.

Please address all questions to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3464.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney